UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. dated November 30, 2012: Star Bulk Carriers Corp. Reports Financial Results for the Third Quarter and Nine Months Ended September 30, 2012.

Exhibit 1

STAR BULK CARRIERS CORP. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2012

ATHENS, GREECE, November 30, 2012 – Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the three and the nine months ended September 30, 2012.

For the third quarter 2012, Star Bulk reported a net loss of $308.7 million mainly due to a non-cash impairment charge of $303.2 million related to the total fleet of our eight Supramax vessels and to our oldest Capesize vessel. Adjusted net loss for the third quarter 2012 amounted to $3.8 million.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)	3 months ended September 30, 2012	3 months ended September 30, 2011	9 months ended September 30, 2012	9 months ended September 30, 2011
Average Number of Vessels	14.0	12.5	14.2	11.5
Time Charter Equivalent Rate (TCE)	$15,201	$18,817	$15,560	$20,166
Average OPEX per day per vessel	$4,878	$5,682	$5,239	$5,478
Net Revenue	$18,417	$26,255	$68,224	$78,440
Impairment Loss	($303,219)	-	($303,219)	-
EBITDA	($297,289)	$10,464	($278,549)	$39,548
Adjusted EBITDA (1)	$7,629	$11,918	$34,020	$41,227
Net l(loss) / income	($308,677)	($2,996)	($313,137)	$384
Adjusted Net loss / income (1)	($3,760)	($1,542)	($568)	$2,063
(Loss) / earnings per share basic and diluted (2)	($57.15)	($0.59)	($58.09)	$0.08
Adjusted (Loss) / earnings per share basic and diluted (2)	($0.70)	($0.30)	($0.11)	$0.46

(1)

See the table at the back of this release for a reconciliation of TCE to Time Charter Revenue, EBITDA and Adjusted EBITDA to Net Income, Adjusted Net Income to Net Income and Adjusted Earnings Per Share to Earnings Per Share, the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

(2)

Adjusted to give effect to the 15 to 1 reverse stock split that became effective on October 15, 2012.

Spyros Capralos, President and CEO of Star Bulk, commented: “Despite the already soft market for the past 4 years, this quarter has been one of the most challenging in recent shipping history. The Baltic Dry Index (BDI) for the quarter ended September 30, 2012 averaged a record low index of 846, which was lower than the previous all-time low recorded in the quarter ended December 31, 2001, which averaged 875. The exceptionally weak freight market environment has affected our revenues due to our increased spot market exposure, especially in the Supramax sector. However, our prudent strategy to hedge our Capesize fleet with first class charterers has reduced the weak market impact. Our $3.8 million adjusted loss in this quarter includes a loss of revenue of $1.5 million due to the main engine damage of the Star Polaris, which received no hire. The vessel has been repaired and re-entered her charter of $16,500 per day to our first class charterer. In the meantime, we are pursuing our claim against the shipyard.

Historically freight rates and asset values are closely correlated and, as one would expect, vessel values have dropped significantly during the last several quarters. As a result of these adverse market conditions, as of September 30, 2012, we were not in compliance with some covenants in our loan agreements. We are currently in advanced discussions with our lenders to clear these issues. Whilst a mutually agreeable solution is being sought, our Board of Directors has decided to suspend the payment of dividend on the Company's common stock.

Our medium-term outlook for the dry bulk industry is turning positive as we move past this year’s imbalanced supply growth. While demand for dry bulk commodities from major developing countries continues its growth for the foreseeable future, we expect the market to start improving due to the reduced orderbook, increased scrapping, slow steaming and the lack of bank financing.”

Simos Spyrou, Chief Financial Officer of Star Bulk, commented: “As a result of the low freight rates and low asset values, we performed an impairment test as of September 30, 2012. We determined that the book values of the total fleet of our Supramax vessels and our oldest Capesize vessel were not recoverable as of September 30, 2012 and thus a non-cash impairment loss of $303.2 million was recognized. We believe that our book values, following the impairment, provide a better estimation of the current values of our assets consistent with market conditions.

On the income statement side, we have continued to successfully implement our cost optimization strategy. Our general and administrative expenses were $2.0 million for the quarter ended September 30, 2012 compared to $3.0 million in the same period of 2011. This reduction was achieved while our average number of employees increased by 14%.

Our operating expenses for the quarter ended September 30, 2012 were $6.3 million, 4% lower than the same period of 2011. This reduction was achieved while our fleet expanded by 12%. Specifically, average daily operating expenses per vessel were $4,878 for the quarter ended September 30, 2012, compared to $5,682 for the same period of 2011, a reduction of 14%, despite an increase in our average size of vessels operated during the period.”

Fleet Profile (As of November 30, 2012)

Vessel Name	Type	DWT	Year Built
Star Aurora	Capesize	171,199	2000
Star Big	Capesize	168,404	1996
Star Borealis	Capesize	179,678	2011
Star Mega	Capesize	170,631	1994
Star Polaris	Capesize	179,546	2011
Star Sigma	Capesize	184,403	1991
Star Cosmo	Supramax	52,247	2005
Star Delta	Supramax	52,434	2000
Star Epsilon	Supramax	52,402	2001
Star Gamma	Supramax	53,098	2002
Star Kappa	Supramax	52,055	2001
Star Omicron	Supramax	53,489	2005
Star Theta	Supramax	52,425	2003
Star Zeta	Supramax	52,994	2003

Total	14	1,475,005

Third Quarter 2012 and 2011 Results

For the quarter ended September 30, 2012, total voyage revenues amounted to $18.3 million compared to $26.2 million for the quarter ended September 30, 2011, a reduction of 30%. This decrease was mainly due to lower charter rates for some of our vessels due to the decline in the dry bulk charter market. In addition, voyage revenues for the quarter ended September 30, 2012 included a deduction of $1.6 million associated with the amortization of fair value of above market acquired time charters, attached to vessels acquired in the quarter ended September 30, 2011, which time charters are amortized over the remaining period of the time charters. For the quarter ended September 30, 2011 this deduction was $0.8 million. Voyage revenues were also negatively affected by the main engine damage of the Star Polaris, which resulted to an off hire period of 92 days and a loss of revenue of $1.5 million.

For the quarter ended September 30, 2012, operating loss amounted to $306.8 million compared to $2.2 million for the quarter ended September 30, 2011. For the quarter ended September 30, 2012, net loss amounted to $308.7 million, or a loss of $57.15 per basic and diluted share, based on 5,400,827 shares, which is the weighted average number of shares, basic and diluted, giving effect to the 1 to 15 reverse stock split effective October 15, 2012 (“reverse split-adjusted basis”). Net loss for the quarter ended September 30, 2011 amounted to $3.0 million, or $0.59 loss per basic and diluted share, based on 5,118,131 shares, which is the weighted average numbers of basic and diluted shares on a reverse split-adjusted basis.

Net Income for the quarter ended September 30, 2012 includes the following non-cash items:

•

Impairment loss of $303.2 million, or $56.14 per basic and diluted share, related to the total fleet of our eight Supramax vessels and to one of our Capesize vessels, Star Sigma.

•

Amortization of fair value of above market acquired time charters of $1.6 million, or $0.30 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, including vessels Star Big and Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to net revenue.

•

Expenses of $0.1 million, or $0.013 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees.

Excluding these non-cash items, net loss for the quarter ended September 30, 2012 would amount to $3.8 million, or $0.70 loss per basic and diluted share, based on 5,400,827 shares, which is the weighted average number of basic and diluted shares, on a reverse split-adjusted basis.

Net Income for the quarter ended September 30, 2011 includes the following non-cash items:

•

Amortization of fair value of above market acquired time charters of $0.8 million, or $0.15 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, including vessels Star Big and Star Mega, which time charters are amortized over the remaining period of the time charter as a decrease to net revenue.

•

Expenses of $0.6 million, or $0.11 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the restricted shares issued to directors and employees.

•

An unrealized loss of $0.1 million, or $0.02 per basic and diluted share, associated with the mark-to-market valuation of all the Company's derivatives.

Excluding these non-cash items, net loss for the quarter ended September 30, 2011 would amount to $1.5 million, or $0.3 loss per basic and diluted share, based on 5,118,131 shares, which is the weighted average number of basic and diluted shares, on a reverse split-adjusted basis.

Adjusted EBITDA for the quarters ended September 30, 2012 and 2011 excluding the above items was $7.6 million and $11.9 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 14.0 and 12.5 vessels during the quarters ended September 30, 2012 and 2011, respectively, which earned an average Time Charter Equivalent, or TCE, rate of $15,201 per day and $18,817 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for information regarding our calculation of TCE rates.

For the quarter ended September 30, 2012, voyage expenses decreased by $2.5 million to $3.4 million compared to $5.9 million for the quarter ended September 30, 2011. The decrease is mainly due to voyage expenses of $4.5 million related to chartering-in a third party vessel to serve a shipment under a Contract of Affreightment (COA) recorded in the third quarter of 2011. There was no corresponding expense during the same period in 2012. During the three months ended September 30, 2012, one of our vessels was under a voyage charter agreement, which resulted in an increase in voyage expenses of $2.1 million due to the fact that the Company was obligated to pay for bunkers. None of our vessels were under voyage charter agreements that required the Company to pay for bunkers during the three months ended September 30, 2011.

For the quarter ended September 30, 2012, vessel operating expenses totaled $6.3 million compared to $6.5 million for the same period of 2011. The decrease is mainly due to improvements in our operational efficiency which resulted in a decrease in daily operating expenses per vessel to $4,878 for the quarter ended September 30, 2012 compared to $5,682 for the same period in 2011.

For the quarter ended September 30, 2012 dry-docking expenses totaled $2.0 million compared to $0.2 million for the same period in 2011. The amount of $2.0 million for the quarter ended September 30, 2012 consists of $1.7 million attributable to the dry-docking of one of our Capesize vessels, Star Mega, which underwent a dry-docking survey in late June 2012, and, the remaining amount is attributable to the dry-docking of one of our Supramax vessels, Star Cosmo, which underwent a dry-docking survey in late September 2012.

Even though we had an increase in the number of vessels that operated during the three month period ended September 30, 2012 compared to the same period in 2011, depreciation expense decreased to $9.5 million for the quarter ended September 30, 2012 compared to $12.7 million for the quarter ended September 30, 2011. Decrease in depreciation expense is mainly due to reduced depreciable value of our oldest Capesize vessel, Star Sigma, after the related impairment loss was recognized as of December 31, 2011 and due to the sale of the other oldest Capesize vessel, Star Ypsilon, in March 2012.

General and administrative expenses during the quarter ended September 30, 2012 decreased to $2.0 million compared to $3.0 million during the quarter ended September 30, 2011. This decrease is mainly due to lower stock based compensation expenses of $0.5 million in the third quarter of 2012 compared to the same period in 2011 and due to the fact that general and administrative expenses for the quarter ended September 30, 2011, included a non- recurring severance payment of $0.7 million to the former Chief Financial Officer (CFO), who resigned as our CFO and from our Board of Directors on August 31, 2011, which was payable pursuant to the terms of his employment and consultancy agreement. Our general and administrative expenses decreased during the quarter ended September 30, 2012 compared to the same period in 2011 even though our number of employees increased during the period as a result of the growth of our fleet.

During the quarter ended September 30, 2012, we recorded an impairment loss of $303.2 million in the book value of our eight Supramax vessels and one of our oldest Capesize vessels, Star Sigma in order the carrying values of the respective vessels to reflect their fair market values.

Other operational gain amounting to $1.9 million during the quarter ended September 30, 2012, includes non-recurring revenue of $1.4 million, which represented a settlement of a commercial claim and a gain of $0.5 million regarding a hull and machinery claim. Other operational gain totaled to $0.2 million during the nine months ended September 30, 2011 related to a hull and machinery claim.

In September 2010, the Company has signed an agreement to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. As a result, in connection to the settlement amount of $1.4 million described in other operational gain above, during the quarter ended September 30, 2012, the Company incurred an expense of $0.7 million described in other operational loss. During the quarter ended September 30, 2011, no other operational loss was recorded.

Nine months ended September 30, 2012 and 2011 Results

For the nine months ended September 30, 2012, total voyage revenues amounted to $68.0 million compared to $78.4 million for the same period of 2011. This decrease was mainly due to lower charter rates for some of the vessels during 2012 compared to the same period of 2011. In addition, the Company for the nine months ended September 30, 2012 recorded lower revenue of $4.8 million associated with the amortization of fair value of above market acquired time charters attached to vessels acquired, compared to $0.6 million of lower revenue recorded for the nine months ended September 30, 2011. For the nine months ended September 30, 2012, voyage revenues were also affected by the Star Polaris’ grounding and damage of main engine, which resulted in an off hire period of 142 days and $2.3 million in lost revenues. Operating loss amounted to $307.3 million for the nine months ended September 30, 2012 compared to an operating income of $2.9 million for the same period of 2011. Net loss for the nine months ended September 30, 2012 amounted to $313.1 million representing $58.09 loss per basic and diluted share based on 5,390,553 shares, which is the weighted average number of shares, basic and diluted, on a reverse split-adjusted basis. Net income for the nine months ended September 30, 2011 amounted to $0.4 million representing $0.08 earnings per basic and diluted share calculated on 4,525,501 and 4,528,822 weighted average number of shares, basic and diluted, respectively, on a reverse split-adjusted basis.

Net loss for the nine months ended September 30, 2012, includes the following non-cash items:

•

Impairment loss of $303.2 million, or $56.25 per basic and diluted share, related to one of our Capesize vessels, Star Sigma, and the total fleet of our eight Supramax vessels.

•

Amortization of fair value of above market acquired time charters of $4.8 million, or $0.88 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, which are amortized over the remaining period of the time charter as a decrease to voyage revenue.

•

Expenses of $1.5 million, or $0.27 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees.

•

Loss on sale of vessel of $3.2 million, or $0.59 per basic and diluted share, in connection with the sale of vessel Star Ypsilon that took place in first quarter of 2012.

•

An unrealized gain of $0.1 million, or $0.02 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

Excluding these non-cash items, net loss for the nine months ended September 30, 2012 would amount to $0.6 million, or $0.11 loss per basic and diluted share, based on 5,390,553 shares, which is the weighted average number of basic and diluted shares, on a reverse split-adjusted basis.

Net income for the nine months ended September 30, 2011 includes the following non-cash items:

•

 An increase of revenue of $0.5 million, or $0.1 per basic and diluted share, representing write-off of remaining balance of deferred revenue related to the fair value of below market acquired time charters attached to vessels acquired, due to early redelivery of vessel Star Cosmo by its charterers, of which $0.2 million is included under Voyage revenues and $0.3 million is included under Gain on time charter agreement termination.

•

Amortization of fair value of above market acquired time charters of $0.8 million, or $0.17 per basic and diluted share, associated with time charters attached to vessels acquired in the third quarter of 2011, including vessels Star Big and Star Mega, which time charters are amortized over the remaining period of the time charter as decrease to voyage revenues.

•

Expenses of $1.2 million, or $0.27 per basic and diluted share, relating to the amortization of stock based compensation recognized in connection with the unvested restricted shares issued to directors and employees

•

An unrealized loss of $0.2 million, or $0.04 per basic and diluted share, associated with the mark-to-market valuation of the Company's derivatives.

Excluding these non-cash items, net income for the nine months ended September 30, 2011 would amount to $2.1 million, or $0.46 earnings per basic and diluted share, based on 4,525,501 and 4,528,822 weighted average numbers of shares, basic and diluted, respectively, on a reverse split-adjusted basis.

Adjusted EBITDA for the nine months ended September 30, 2012 and 2011 was $34.0 million and $41.2 million, respectively. A reconciliation of EBITDA and adjusted EBITDA to net cash provided by cash flows from operating activities is set forth below.

We owned and operated an average of 14.2 and 11.5 vessels during the nine month period ended September 30, 2012 and 2011, respectively, earning an average TCE rate of $15,560 and $20,166 per day, respectively. We refer you to the information under the heading "Summary of Selected Data" later in this earnings release for further information regarding our calculation of TCE rates.

Voyage expenses amounted to $17.5 million for the nine month period ended September 30, 2012 compared to $17.0 million for the nine month period ended September 30, 2011. The expense for chartering-in third party vessels to serve shipments under a COA amounted to $4.1 million and $14.4 million for the nine month period ended September 30, 2012 and 2011, respectively. Excluding these expenses for chartering-in third party vessels, the increase in voyage expenses is mainly due to the fact that during the nine month period ended September 30, 2012 our vessels were under six voyage charter agreements, pursuant which voyage expenses were paid by the Company, while during the same period in 2011 none of our vessels were under voyage charter agreement. The revenues earned from the voyage charter agreements during the nine month period ended September 30, 2012 was $18.1 million.

For the nine months ended September 30, 2012 vessel operating expenses totaled $20.5 million compared to $17.2 million for the same period of 2011. The increase is mainly due to the fact that the average number of vessels increased to 14.2 during the nine months ended September 30, 2012 compared to 11.5 during the same period in 2011. Daily operating expenses decreased to $5,239 for the nine month period ended September 30, 2012 compared to $5,478 for the same period in 2011. This decrease is mainly attributable to improvements in our operational efficiency.

For the nine months ended September 30, 2012 and 2011 our dry-docking expenses were $3.0 million and $1.6 million, respectively. The increase is mainly due to the fact that in the nine months ended September 30, 2012 we had one Supramax vessel and one Capesize vessel that underwent dry docking surveys, compared to two Supramax vessels that underwent periodic dry-docking survey in the same period in 2011.

Even though we had an increase in the number of vessels that operated during nine months ended September 30, 2012 compared to the same period of 2011, depreciation expense decreased to $28.7 million for the nine months ended September 30, 2012 compared to $36.7 million for the nine months ended September 30, 2011. Decrease in depreciation expense is mainly due to reduced net book values of our two oldest Capesize vessels Star Sigma and Star Ypsilon, after the related impairment losses were recognized as of December 31, 2011.

General and administrative expenses totaled $7.3 million during the nine month period ended September 30, 2012 compared to $10.0 million during the nine month period ended September 30, 2011, respectively. The decrease in general and administrative expenses in nine month period ended September 30, 2012 is mainly due to the non-recurring severance payment to the Company’s former Chief Executive Officer and President and to the Company’s former Chief Financial Officer, which was payable pursuant to the terms of their employment and consultancy agreements with the Company, totaling to $2.8 million. Our general and administrative expenses decreased during the quarter ended September 30, 2012 compared to the same period in 2011 even though our number of employees increased during the period as a result of the growth of our fleet.

During the nine months ended September 30, 2012, we recorded an impairment loss of $303.2 million in the book value one of our oldest Capesize vessels, Star Sigma, and the whole fleet of our eight Supramax vessels, in order the carrying values of the respective vessels to reflect their fair market values.

Gain on time charter agreement termination totaled $6.5 million for the nine months ended September 30, 2012, representing a cash payment of $5.73 million and fuel oil valued at $0.72 million which was received as compensation for the early redelivery of vessel Star Sigma from its previous charterer. Gain on time charter agreement amounting $1.8 million for the nine months ended September 30, 2011 consisted of $1.2 million cash compensation in connection with the early redelivery of the Star Omicron by its previous charterer and $0.6 non-cash gain in connection with early redelivery of the Star Cosmo, by its previous charterer. The non-cash gain relates to the write off of both the unamortized fair value of below market acquired time charter on the respective vessels’ redelivery date and the deferred revenue from the terminated time charter contract.

Other operational gain amounting to $2.0 million during the nine months ended September 30, 2012, mainly consists of non-recurring revenue of $1.4 million, which represents a settlement of a commercial claim and a gain of $0.7 million regarding a hull and machinery claim. Other operational gain totaled to $9.3 million during the nine months ended September 30, 2011 consisted of $9.0 million received from the settlement of a commercial claim and a gain of $0.3 million regarding a hull and machinery claim.

Other operational loss amounted to $0.7 million during the nine months ended September 30, 2012 representing the cash payment made by the Company to a third party pursuant to the terms of the agreement that was signed in September of 2010, to sell a 45% interest in the future proceeds related to the settlement of certain commercial claims. The expense of $0.7 million was incurred in connection to the settlement amount of $1.4 million described in other operational gain above. Other operational loss totaled $4.1 million during the nine months ended September 30, 2011, due to the payment made by the Company to a third party pursuant to the terms of the same agreement as described above. The payment of $4.1 million was made in connection to the settlement of a commercial claim in the amount of $9.0 million described in other operational gain.

Loss on sale of vessel of $3.2 million represents a loss on sale of the vessel Star Ypsilon during the nine-month period ended September 30, 2012. There was no sale of vessels during the nine- month period ended September 30, 2011.

(*)

Amounts relating to variations in period – on – period comparisons shown in this section are derived from the actual numbers in the Company’s books and records.

Liquidity and Capital Resources

Cash Flows

Net cash provided by operating activities for the nine months ended September 30, 2012 and 2011, was $19.5 million and $35.6 million, respectively. Cash flows generated by the operation of our fleet decreased mainly due to lower average TCE rates, (see “Summary of Selected Data” below) as a result of the decline in the prevailing freight rate environment. For the nine months ended September 30, 2012 the Company earned a daily TCE rate of $15,560 compared to a daily TCE rate of $20,166 for the nine months ended September 30, 2011.

Net cash provided by investing activities for the nine months ended September 30, 2012 was $14.1 million. Net cash used in investing activities for the nine months ended September 30, 2011 was $108.9 million. For the nine months ended September 30, 2012 net cash provided by investing activities consisted of the proceeds from sale of the Star Ypsilon amounting to $8.0 million, a net decrease of $2.2 million in restricted cash, insurance proceeds amounting to $4.0 million, and $0.1 million relating to additions to office equipment. Net cash used in investing activities for the nine months ended September 30, 2011, consisted of $29.3 million related to the acquisition of second hand Capesize vessels Star Big and Star Mega plus a cash consideration of $23.1 million paid for the acquisition of the above fair market charter rates attached to these two vessels, plus $33.3 million related to the delivery of our newbuilding vessel Star Borealis, plus installments amounting to $22.5 million related to our newbuilding vessel Star Polaris and a net increase of $1.8 million in restricted cash offset by insurance proceeds amounting to $1.1 million.

Net cash used in financing activities for the nine months ended September 30, 2012 was $36.5 million. Net cash provided by financing activities for the nine months ended September 30, 2011 was $76.8 million. For the nine months ended September 30, 2012, net cash used in financing activities consisted of loan installment payments amounting to $32.0 million, cash dividend payments of $3.6 million, and $0.9 million paid for the repurchase of 925,957 shares under the terms of the existing share re-purchase plan. For the nine months ended September 30, 2011, net cash provided by financing activities consisted of loan proceeds amounting to $85.5 million in a relation to the acquisition of the second hand vessels Star Big and Star Mega as well as progress installment payments for our new building vessels Star Borealis and Star Polaris and proceeds from the public offering amounting to $28.7 million, offset by, cash dividend payments of $10.4 million, financing fees amounting to $0.9 million, and loan installment payments amounting to $26.1 million.

Impairment loss

As a result of the decline in charter rates and vessel values during the last four years and because market expectations for future rates are low and vessel values are unlikely to increase to the high levels of 2008 in the foreseeable future, we performed an impairment test using the value in use method as of September 30, 2012. We determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value. In developing our estimates of future cash flows, we made assumptions about future charter rates, ship operating expenses and the estimated remaining useful lives of the vessels. These assumptions are based on current market conditions, historical trends as well as future expectations The projected net operating cash flows were determined by considering the charter revenues from existing time charters for the fixed vessel days and an estimated daily time charter equivalent for the unfixed days over the estimated remaining economic life of each vessel, net of brokerage commissions, expected outflows for scheduled vessels' maintenance (dry-docking and special surveys) and vessels’ operating expenses. Estimates of revenue are based on the current FFA rates for as long as they are available and historical average rates of similar size vessels for the period thereafter. As result of this analysis, we determined that the carrying amount of the total fleet of our eight Supramax vessels and one of our oldest Capesize vessels, Star Sigma, were not recoverable as of September 30, 2012 and thus we recognized a loss amounting to $303.2 million. This impairment loss does not represent a cash expense and it does not affect the Company’s cash flow.

Financing Update

As of September 30, 2012, we were not in compliance with several financial and security coverage ratio covenants in our loan agreements. As a result, the Company may be required to prepay indebtedness, provide additional collateral, or obtain waivers to the respective terms of the facilities. The Company is currently in advanced discussions with its lenders to address the issues. If we are not able to reach a mutually acceptable resolution with our lenders, our total indebtedness may be reclassified as current and our lenders may accelerate our indebtedness and foreclose their liens on our vessels, which would impair our ability to continue to conduct our business.

In order to preserve our existing liquidity position while we discuss certain modifications with our lenders, the Board of Directors has decided to suspend the payment of dividend, on the Company’s common stock until a mutually agreeable solution can be reached with our lenders and the general freight rate environment improves.

Recent Developments

Effective as of the opening of trading on October 15, 2012, the Company affected a one-for-fifteen reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company’s 2012 Annual General Meeting of Shareholders held on September 7, 2012. The reverse stock split reduced the number of the Company’s common shares from 81,012,403 to 5,400,810 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise hold a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share. The share and per share information for all periods presented in this press release has been adjusted to reflect the reverse stock split.

Summary of Selected Data

(TCE rates expressed in U.S. dollars)
	3 months ended	3 months ended
	September 30, 2012	September 30, 2011
Average number of vessels (1)	14.0	12.5
Number of vessels (as of the last day of the periods reported)	14	14
Average age of operational fleet (in years) (2)	10.6	11.0
Ownership days (3)	1,288	1,148
Available days (4)	1,157	1,122
Voyage days for fleet (5)	1,087	1,117
Fleet utilization (6)	93.9%	99.6%
Average per-day TCE rate (7)	$15,201	$18,817
Average per day OPEX per vessel	$4,878	$5,682

	9 months ended	9 months ended
	September 30, 2012	September 30, 2011
Average number of vessels (1)	14.2	11.5
Number of vessels (as of the last day of the periods reported)	14	14
Average age of operational fleet (in years) (2)	10.6	11.0
Ownership days (3)	3,904	3,139
Available days (4)	3,704	3,089
Voyage days for fleet (5)	3,556	3,074
Fleet utilization (6)	96.0%	99.5%
Average per-day TCE rate (7)	$15,560	$20,166
Average per day OPEX per vessel	$5,239	$5,478

(1)

Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(2)

Average age of operational fleet is calculated as at September 30, 2012 and 2011, respectively.

(3)

Ownership days are the total calendar days each vessel in the fleet was owned by the Company for the relevant period.

(4)

Available days for the fleet are the ownership days after subtracting for off-hire days with major repairs, dry-docking or special or intermediate surveys or transfer of ownership.

(5)

Voyage days are the total days the vessels were in our possession for the relevant period after subtracting all off-hire days incurred for any reason (including off-hire for dry-docking, major repairs, special or intermediate surveys).

(6)

Fleet utilization is calculated by dividing voyage days by available days for the relevant period.

(7)

Represents the weighted average per-day TCE rates, of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We included TCE revenues, a non- GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

Unaudited Consolidated Condensed Statement of Operations

(Expressed in thousands of U.S. dollars except for share and per share data)	3 months ended September 30, 2012	3 months ended September 30, 2011	9 months ended September 30, 2012	9 months ended September 30, 2011

Revenues:
Voyage Revenues	18,346	26,186	68,016	78,356
Management Fee Income	71	69	208	84
	18,417	26,255	68,224	78,440
Expenses:
Voyage expenses	(3,424)	(5,932)	(17,453)	(16,953)
Vessel operating expenses	(6,283)	(6,523)	(20,452)	(17,194)
Dry-docking expenses	(1,971)	(247)	(2,997)	(1,605)
Depreciation	(9,535)	(12,675)	(28,732)	(36,684)
Management fees	-	-	-	(54)
(Loss)/gain on derivative instruments	(23)	(114)	41	(93)
General and administrative expenses	(1,988)	(2,996)	(7,325)	(10,010)
Vessel impairment loss	(303,219)	-	(303,219)	-
Gain on time charter agreement termination	-	-	6,454	1,806
Other operational gain	1,891	21	2,031	9,261
Other operational loss	(663)	-	(663)	(4,050)
Loss on sale of vessel	(26)	-	(3,190)	-

Operating (loss) / income	(306,824)	(2,211)	(307,281)	2,864

Interest and finance costs	(1,905)	(1,086)	(6,047)	(3,127)
Interest and other income	52	301	191	647
Total other expenses, net	(1,853)	(785)	(5,856)	(2,480)

Net (loss) / income	(308,677)	(2,996)	(313,137)	384

(Loss)/ earnings per share, basic*	(57.15)	(0.59)	(58.09)	0.08
(Loss)/ earnings per share , diluted*	(57.15)	(0.59)	(58.09)	0.08
Weighted average number of shares outstanding, basic	5,400,827	5,118,131	5,390,553	4,525,501
Weighted average number of shares outstanding, diluted	5,400,827	5,118,131	5,390,553	4,528,822

*The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period, as adjusted to reflect the reverse stock split effective October 15, 2012

Unaudited Consolidated Condensed Balance Sheets (Expressed in thousands of U.S. dollars)
ASSETS	September 30, 2012	December 31, 2011
Cash and restricted cash(current and non-current)	39,375	44,755
Other current assets	13,364	12,166
Fixed assets, net	295,520	638,532
Fair value of above market acquired time charter	15,931	20,699
Other non-current assets	1,401	1,776
TOTAL ASSETS	365,591	717,928

Total debt	234,114	266,140
Total other liabilities	13,419	17,575
TOTAL LIABILITIES	247,533	283,715

STOCKHOLDERS' EQUITY	118,058	434,213

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	365,591	717,928

Unaudited Cash Flow Data

(Expressed in thousands of U.S. dollars)	9 months ended September 30, 2012	9 months ended September 30, 2011

Net cash provided by operating activities	19,475	35,574

Net cash provided by / (used in) investing activities	14,061	(108,932)

Net cash (used in) / provided by financing activities	(36,518)	76,750

EBITDA and adjusted EBITDA Reconciliation

Star Bulk considers EBITDA to represent net income before interest, income taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, ("U.S. GAAP"), and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness.

The Company excluded amortization of the fair value of above/below market acquired time charters associated with time charters attached to vessels acquired, vessel impairment loss, loss on bad debts   non-cash gain or loss related to early time charter termination, non-cash gain or loss related to sale of vessel, change in fair value of derivatives and stock-based compensation expense recognized during the period, to derive adjusted EBITDA. The Company excluded the above non-cash items to derive adjusted EBITDA because the Company believes that these non-cash items do not reflect the operational cash inflows and outflows of the Company's fleet.

The following table reconciles net cash provided by operating activities to EBITDA and adjusted EBITDA:

(Expressed in thousands of U.S. dollars	3 months ended September 30, 2012	3 months ended September 30, 2011	9 months ended September 30, 2012	9 months ended September 30, 2011
Net cash provided by operating activities	121	10,994	19,475	35,574
Net increase in current assets	7,053	3,880	4,309	5,891
Net (decrease)/increase in operating liabilities, excluding current portion of long term debt	(1,789)	(3,684)	4,157	(2,739)
Amortization of fair value of above/below market acquired time charter agreements	(1,601)	(765)	(4,768)	(313)
Vessel impairment loss	(303,219)	-	(303,219)	-
Other non-cash charges	(32)	(13)	(83)	(18)
Amortization of deferred finance charges	(118)	(64)	(375)	(221)
Stock – based compensation	(72)	(575)	(1,474)	(1,203)
Change in fair value of derivatives	-	(114)	82	(163)
Total other expenses, net	1,853	785	5,856	2,480
Loss on sale of vessel	(26)	-	(3,190)	-
Gain from Hull & Machinery claim received	541	20	681	260
EBITDA	(297,289)	10,464	(278,549)	39,548
Less:

Change in fair value of derivatives		-	(82)	-
Plus:

Amortization of fair value of above/below market acquired time charter agreements	1,601	765	4,768	313

Stock-based compensation	72	575	1,474	1,203

Vessel impairment loss	303,219	-	303,219	-
Loss on sale of vessel	26		3,190
Change in fair value of derivatives	-	114	-	163
Adjusted EBITDA	7,629	11,918	34,020	41,227

Conference Call details:

Star Bulk's management team will host a conference call to discuss the Company's financial results today, November 30 at 11 a.m., Eastern Standard Time (EST).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Star Bulk."

A replay of the conference call will be available until December 7, 2012. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 3128607#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Star Bulk website (www.starbulk.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Market under the symbol "SBLK". Currently, Star Bulk has an operating fleet of fourteen dry bulk carriers. The total fleet consists of six Capesize and eight Supramax dry bulk vessels with a combined cargo carrying capacity of 1,475,005 deadweight tons. The average age of our current operating fleet is approximately 10.6 years.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: December 4, 2012	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President